Bangkok Bank
ธนาคารกรุงเทพ

05012567

SUPPL

November 10, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 3rd quarter 2005 audited financial statements that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission (SEC)
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/Financial Results).

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at September 30, 2005, and the related consolidated and the Bank's statements of income for the quarters and nine-month periods ended September 2005 and 2004, and the related consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2004, and expressed an unqualified opinion in our report dated February 21, 2005. The consolidated and the Bank's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 10, 2005

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
ASSETS				
CASH	26,127,460	30,553,309	26,020,464	30,455,876
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	8,904,798	9,671,688	8,043,163	9,234,025
Non-interest bearing	9,483,641	7,650,261	9,379,792	7,576,132
Foreign items				
Interest bearing	76,465,999	105,659,920	74,022,069	104,206,271
Non-interest bearing	10,276,145	8,615,646	10,026,727	8,391,525
Total interbank and money market items, net	105,130,583	131,597,515	101,471,751	129,407,953
SECURITIES PURCHASED UNDER				
RESALE AGREEMENTS	18,400,000	32,340,000	18,400,000	32,030,000
INVESTMENTS (Note 5.2)				
Current investments, net	166,430,662	135,299,551	165,942,479	134,685,501
Long-term investments, net	159,466,548	163,766,143	157,603,825	162,142,701
Investments in subsidiaries				
and associated companies, net	224,276	2,148,255	6,798,056	8,923,575
Total investments, net	326,121,486	301,213,949	330,344,360	305,751,777
LOANS AND ACCRUED INTEREST				
RECEIVABLE				
Loans (Note 5.3)	944,327,303	934,433,996	946,141,521	932,940,378
Accrued interest receivable	1,754,300	1,221,790	1,744,499	1,202,112
Total loans and accrued interest receivable	946,081,603	935,655,786	947,886,020	934,142,490
Less Allowance for doubtful accounts (Note 3)	(86,667,650)	(92,063,631)	(86,381,358)	(91,686,042)
Less Revaluation allowance for debt restructuring	(16,043,469)	(17,679,901)	(16,043,469)	(17,679,901)
Total loans and accrued interest				
receivable, net	843,370,484	825,912,254	845,461,193	824,776,547
PROPERTIES FORECLOSED, NET	45,027,638	39,267,439	37,797,735	32,077,908
CUSTOMERS' LIABILITIES UNDER				
ACCEPTANCES	848,971	880,659	848,971	880,659
PREMISES AND EQUIPMENT, NET	33,327,160	29,516,334	33,137,935	29,339,151
OTHER ASSETS, NET	13,217,843	16,066,002	12,086,868	15,215,133
TOTAL ASSETS	1,411,571,625	1,407,347,461	1,405,569,277	1,399,935,004

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,082,792,972	1,107,288,398	1,082,891,465	1,104,336,706
Deposits in foreign currencies	92,285,887	88,078,066	84,804,778	81,774,747
Total deposits	1,175,078,859	1,195,366,464	1,167,696,243	1,186,111,453
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	22,346,895	10,473,437	22,346,895	10,406,937
Non-interest bearing	3,468,728	2,920,731	3,499,126	3,049,657
Foreign items				
Interest bearing	19,839,048	17,521,751	19,839,887	17,454,333
Non-interest bearing	3,172,319	2,176,102	3,215,201	2,258,889
Total interbank and money market items, net	48,826,990	33,092,021	48,901,109	33,169,816
LIABILITIES PAYABLE ON DEMAND	4,373,803	4,330,973	4,328,128	4,036,962
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	2,000,000	-	2,000,000	-
BORROWINGS (Note 5.4)				
Short-term borrowings	-	1,088,810	-	1,088,810
Long-term borrowings	21,579,912	24,176,129	21,579,912	24,176,129
Total borrowings	21,579,912	25,264,939	21,579,912	25,264,939
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	-	13,164,183	-	13,164,183
BANK'S LIABILITIES UNDER ACCEPTANCES	848,971	880,659	848,971	880,659
INTER ACCOUNT BALANCE, NET	5,062,895	5,294,392	5,039,976	5,252,611
SUNDRY CREDITORS	3,717,508	4,133,895	6,105,781	3,498,642
OTHER LIABILITIES	14,552,271	10,569,035	14,100,821	13,589,835
TOTAL LIABILITIES	1,276,041,209	1,292,096,561	1,270,600,941	1,284,969,100

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
(CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,213,345 ordinary shares of				
Baht 10 each	39,982,133	-	39,982,133	-
3,998,000,000 ordinary shares of				
Baht 10 each	-	39,980,000	-	39,980,000
1,786,655 preferred shares of Baht 10 each	17,867	-	17,867	-
2,000,000 preferred shares of Baht 10 each	-	20,000	-	20,000
Issued and paid-up share capital				
1,908,711,239 ordinary shares of				
Baht 10 each	19,087,112	19,087,112	19,087,112	19,087,112
131,655 preferred shares of Baht 10 each				
(Note 5.5)	1,317	1,317	1,317	1,317
PREMIUM ON ORDINARY SHARE CAPITAL				
(Note 5.7)	56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND				
APPRAISAL	10,192,264	10,200,890	10,192,264	10,200,890
UNREALIZED INCREMENT PER PREMISES				
APPRAISAL	8,495,681	4,315,536	8,495,681	4,315,536
FOREIGN EXCHANGE ADJUSTMENT	1,176,070	592,347	1,176,070	592,347
UNREALIZED GAINS ON INVESTMENT	10,244,005	9,166,240	10,244,005	9,166,240
UNREALIZED LOSSES ON INVESTMENT	(1,201,104)	(1,581,998)	(1,201,104)	(1,581,998)
UNREALIZED GAINS RESULTING FROM THE				
SALE OF SHARES OF A SUBSIDIARY TO				
THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	-	45,400	-
RETAINED EARNINGS (Note 5.7)				
Appropriated				
Legal reserves	10,000,000	2,000,000	10,000,000	2,000,000
Other reserves	15,000,000	5,000,000	15,000,000	5,000,000
Unappropriated	5,581,359	9,838,228	5,581,359	9,838,228
TOTAL	134,968,336	114,965,904	134,968,336	114,965,904
MINORITY INTEREST	562,080	284,996	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	135,530,416	115,250,900	134,968,336	114,965,904
TOTAL LIABILITIES AND				
SHAREHOLDERS' EQUITY	1,411,571,625	1,407,347,461	1,405,569,277	1,399,935,004

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2005	As at December 31, 2004	As at September 30, 2005	As at December 31, 2004
OFF-BALANCE-SHEET ITEMS				
CONTINGENCIES (Note 5.9)				
AVALS TO BILLS AND GUARANTEES				
OF LOANS	11,818,198	12,983,585	11,786,696	12,978,788
LIABILITY UNDER UNMATURED				
IMPORT BILLS	10,907,568	11,468,043	10,769,469	11,324,071
LETTERS OF CREDIT	27,864,631	29,795,351	27,601,756	29,432,035
OTHER CONTINGENCIES	663,151,958	587,929,949	660,327,550	586,215,777

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	**2004**	**2005**	**2004**
INTEREST AND DIVIDEND INCOME				
Interest on loans	10,524,746	8,995,632	10,497,419	8,877,311
Interest on interbank and money market items	1,005,070	635,698	983,874	619,109
Hire purchase and financial lease income	-	162	-	-
Investments	2,617,802	2,473,752	2,591,891	2,447,973
Total interest and dividend income	14,147,618	12,105,244	14,073,184	11,944,393
INTEREST EXPENSES				
Interest on deposits	2,795,560	2,538,729	2,752,822	2,488,365
Interest on interbank and money market items	234,383	98,175	229,602	90,179
Interest on short-term borrowings	17,203	3,490	17,203	3,490
Interest on long-term borrowings	947,311	926,667	947,311	926,667
Total interest expenses	3,994,457	3,567,061	3,946,938	3,508,701
NET INTEREST AND DIVIDEND INCOME	10,153,161	8,538,183	10,126,246	8,435,692
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	814,775	719,822	804,698	709,413
LOSS ON DEBT RESTRUCTURING	243,129	460,638	243,129	460,638
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	9,095,257	7,357,723	9,078,419	7,265,641
NON-INTEREST INCOME				
Loss on investments, net	(1,188,665)	(382,229)	(1,188,122)	(382,485)
Equity in undistributed net income of subsidiaries and associated companies	77,458	95,485	132,330	168,172
Fees and service income				
Acceptances, aval and guarantees	47,417	40,227	47,417	40,227
Others	3,695,698	3,306,364	3,471,382	3,080,371
Gain on exchange, net	662,057	640,043	649,548	631,225
Gain on disposal of assets	172,276	415,074	171,431	412,377
Other income	407,639	220,579	305,657	203,187
Total non-interest income	3,873,880	4,335,543	3,589,643	4,153,074
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	12,969,137	11,693,266	12,668,062	11,418,715

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
NON-INTEREST EXPENSES				
Personnel expenses	2,977,143	2,233,247	2,877,257	2,111,037
Premises and equipment expenses	1,358,807	1,267,807	1,323,004	1,222,500
Taxes and duties	596,582	520,597	562,740	497,576
Fees and service expenses	676,420	575,191	658,851	546,575
Directors' remuneration	12,051	7,633	11,150	6,450
Contributions to the Financial Institutions Development Fund	1,110,058	1,092,221	1,110,058	1,089,699
Other expenses	1,101,207	1,327,580	1,024,068	1,311,970
Total non-interest expenses	7,832,268	7,024,276	7,567,128	6,785,807
INCOME BEFORE INCOME TAX	5,136,869	4,668,990	5,100,934	4,632,908
INCOME TAX EXPENSES	302,441	23,826	284,720	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	4,834,428	4,645,164	4,816,214	4,632,908
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	18,214	12,256	-	-
NET INCOME	4,816,214	4,632,908	4,816,214	4,632,908
BASIC EARNINGS PER SHARE BAHT	2.52	2.43	2.52	2.43
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 5.6) THOUSAND SHARES	1,908,711	1,908,697	1,908,711	1,908,697

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
INTEREST AND DIVIDEND INCOME				
Interest on loans	29,865,245	25,424,693	29,686,514	25,119,277
Interest on interbank and money market items	3,106,655	1,885,747	3,063,709	1,953,327
Hire purchase and financial lease income	202	605	-	-
Investments	7,560,175	7,928,375	7,478,911	7,830,287
Total interest and dividend income	40,532,277	35,239,420	40,229,134	34,902,891
INTEREST EXPENSES				
Interest on deposits	8,100,214	7,537,403	7,963,282	7,390,354
Interest on interbank and money market items	576,202	307,736	559,736	298,519
Interest on short-term borrowings	57,156	748,496	57,156	748,496
Interest on long-term borrowings	2,773,216	3,432,734	2,773,216	3,432,734
Total interest expenses	11,506,788	12,026,369	11,353,390	11,870,103
NET INTEREST AND DIVIDEND INCOME	29,025,489	23,213,051	28,875,744	23,032,788
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	3,265,042	508,228	3,229,971	523,111
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(125,340)	2,708,974	(125,340)	2,708,974
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	25,885,787	19,995,849	25,771,113	19,800,703
NON-INTEREST INCOME				
Gain (loss) on investments, net	(828,089)	111,358	(826,129)	79,929
Equity in undistributed net income of subsidiaries and associated companies	256,679	244,661	469,062	351,504
Fees and service income				
Acceptances, aval and guarantees	130,945	125,888	130,920	125,848
Others	10,624,925	9,703,411	9,945,299	8,871,428
Gain on exchange, net	2,157,726	1,967,760	2,130,546	1,946,149
Gain on disposal of assets	390,169	741,676	385,448	738,516
Other income	1,081,031	657,037	819,680	598,732
Total non-interest income	13,813,386	13,551,791	13,054,826	12,712,106
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	39,699,173	33,547,640	38,825,939	32,512,809

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
NON-INTEREST EXPENSES				
Personnel expenses	7,820,316	6,751,073	7,520,877	6,311,576
Premises and equipment expenses	4,057,271	3,632,176	3,944,881	3,488,794
Taxes and duties	1,927,447	1,525,483	1,861,560	1,450,990
Fees and service expenses	1,851,982	2,232,343	1,792,503	2,126,785
Directors' remuneration	46,080	27,330	40,930	23,400
Contributions to the Financial Institutions Development Fund	3,351,715	3,193,023	3,347,265	3,185,474
Other expenses	3,864,328	3,783,936	3,640,212	3,680,578
Total non-interest expenses	22,919,139	21,145,364	22,148,228	20,267,597
INCOME BEFORE INCOME TAX	16,780,034	12,402,276	16,677,711	12,245,212
INCOME TAX EXPENSES	340,670	114,773	284,720	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	16,439,364	12,287,503	16,392,991	12,245,212
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	46,373	42,291	-	-
NET INCOME	16,392,991	12,245,212	16,392,991	12,245,212
BASIC EARNINGS PER SHARE BAHT	8.59	6.42	8.59	6.42
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 5.6) THOUSAND SHARES	1,908,711	1,908,565	1,908,711	1,908,565

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2004	19,084,979	3,450	82,121,708	10,200,890	4,987,005	676,451	12,825,913	(1,896,391)	-	74,811,776	(100,587,252)	261,495	102,490,024
Preferred shares converted into ordinary shares (Note 5.5)	2,133	(2,133)	-	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	-	(504,849)	-	-	-	-	-	-	-	(504,849)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,299,515)	581,736	-	-	-	-	(2,717,779)
Foreign exchange adjustment	-	-	-	-	-	642,598	-	-	-	-	-	-	642,598
Net gain (loss) not recognised in the statement of income	2,133	(2,133)	-	-	(504,849)	642,598	(3,299,515)	581,736	-	-	-	-	(2,580,030)
Decrease retained earnings (deficit) (Note 5.7)	-	-	(25,775,476)	-	-	-	-	-	-	(74,811,776)	100,587,252	-	-
Net income	-	-	-	-	-	-	-	-	-	-	12,245,212	-	12,245,212
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	-	504,849	-	504,849
Minority interest	-	-	-	-	-	-	-	-	-	-	-	960	960
Ending balance as at September 30, 2004	19,087,112	1,317	56,346,232	10,200,890	4,482,156	1,319,049	9,526,398	(1,314,655)	-	-	12,750,061	262,455	112,661,015
Beginning balance as at January 1, 2005	19,087,112	1,317	56,346,232	10,200,890	4,315,536	592,347	9,166,240	(1,581,998)	-	7,000,000	9,838,228	284,996	115,250,900
Unrealized increment per premises appraisal	-	-	-	(8,626)	4,180,145	-	-	-	-	-	-	-	4,171,519
Unrealized gains (losses) on investment	-	-	-	-	-	-	1,077,765	380,894	-	-	-	-	1,458,659
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,400	-	-	-	45,400
Foreign exchange adjustment	-	-	-	-	-	583,723	-	-	-	-	-	-	583,723
Net gain (loss) not recognised in the statement of income	-	-	-	(8,626)	4,180,145	583,723	1,077,765	380,894	45,400	-	-	-	6,259,301
Net income	-	-	-	-	-	-	-	-	-	-	16,392,991	-	16,392,991
Appropriation for the previous year													
Dividends (Note 5.8)	-	-	-	-	-	-	-	-	-	-	(1,908,711)	-	(1,908,711)
Legal reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	4,000,000	(4,000,000)	-	-
Other reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	3,500,000	(3,500,000)	-	-
Appropriation for the current year													
Interim dividends (Note 5.8)	-	-	-	-	-	-	-	-	-	-	(1,431,533)	-	(1,431,533)
Legal reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	4,000,000	(4,000,000)	-	-
Other reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-	-
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	-	682,187	-	682,187
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	8,197	-	8,197
Minority interest	-	-	-	-	-	-	-	-	-	-	-	277,084	277,084
Ending balance as at September 30, 2005	19,087,112	1,317	56,346,232	10,192,264	8,495,681	1,176,070	10,244,005	(1,201,104)	45,400	25,000,000	5,581,359	562,080	135,530,416

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

Baht : '000

	THE BANK'S FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Beginning balance as at January 1, 2004	19,084,979	3,450	82,121,708	10,200,890	4,987,005	676,451	12,825,913	(1,896,391)	-	74,811,776	(100,587,252)	102,228,529
Preferred shares converted into ordinary shares (Note 5.5)	2,133	(2,133)	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	-	(504,849)	-	-	-	-	-	-	(504,849)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,299,515)	581,736	-	-	-	(2,717,779)
Foreign exchange adjustment	-	-	-	-	-	642,598	-	-	-	-	-	642,598
Net gain (loss) not recognised in the statement of income	2,133	(2,133)	-	-	(504,849)	642,598	(3,299,515)	581,736	-	-	-	(2,580,030)
Decrease retained earnings (deficit) (Note 5.7)	-	-	(25,775,476)	-	-	-	-	-	-	(74,811,776)	100,587,252	-
Net income	-	-	-	-	-	-	-	-	-	-	12,245,212	12,245,212
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	-	504,849	504,849
Ending balance as at September 30, 2004	19,087,112	1,317	56,346,232	10,200,890	4,482,156	1,319,049	9,526,398	(1,314,655)	-	-	12,750,061	112,398,560
Beginning balance as at January 1, 2005	19,087,112	1,317	56,346,232	10,200,890	4,315,536	592,347	9,166,240	(1,581,998)	-	7,000,000	9,838,228	114,965,904
Unrealized increment per premises appraisal	-	-	-	(8,626)	4,180,145	-	-	-	-	-	-	4,171,519
Unrealized gains (losses) on investment	-	-	-	-	-	-	1,077,765	380,894	-	-	-	1,458,659
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,400	-	-	45,400
Foreign exchange adjustment	-	-	-	-	-	583,723	-	-	-	-	-	583,723
Net gain (loss) not recognised in the statement of income	-	-	-	(8,626)	4,180,145	583,723	1,077,765	380,894	45,400	-	-	6,259,301
Net income	-	-	-	-	-	-	-	-	-	-	16,392,991	16,392,991
Appropriation for the previous year												
Dividends (Note 5.8)	-	-	-	-	-	-	-	-	-	-	(1,908,711)	(1,908,711)
Legal reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	4,000,000	(4,000,000)	-
Other reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	3,500,000	(3,500,000)	-
Appropriation for the current year												
Interim dividends (Note 5.8)	-	-	-	-	-	-	-	-	-	-	(1,431,533)	(1,431,533)
Legal reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	4,000,000	(4,000,000)	-
Other reserve (Note 5.8)	-	-	-	-	-	-	-	-	-	6,500,000	(6,500,000)	-
Depreciation of building appraisal (Note 5.1.2.5)	-	-	-	-	-	-	-	-	-	-	682,187	682,187
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	8,197	8,197
Ending balance as at September 30, 2005	19,087,112	1,317	56,346,232	10,192,264	8,495,681	1,176,070	10,244,005	(1,201,104)	45,400	25,000,000	5,581,359	134,968,336

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	16,392,991	12,245,212	16,392,991	12,245,212
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,541,561	4,452,901	1,473,857	4,416,992
Bad debt and doubtful accounts	3,265,042	508,228	3,229,971	523,111
Loss on debt restructuring (reversal)	(125,340)	2,708,974	(125,340)	2,708,974
Gain on foreign exchange	(1,002,475)	(356,357)	(999,696)	(357,522)
Gain on disposal of assets	(4,849)	(273,528)	(2,030)	(269,774)
Unrealized loss (gain) on revaluation of trading securities	2,936	(51,549)	2,446	(51,549)
Gain on disposal of securities for investment	(1,256,252)	(2,385,049)	(1,256,235)	(2,352,689)
Loss on impairment of investments	2,090,459	2,302,176	2,090,459	2,302,176
Loss on revaluation of land and premises	25,402	-	25,402	-
Equity in undistributed net income of subsidiaries and associated companies	(256,679)	(244,661)	(469,062)	(351,504)
Dividend income from subsidiaries and associated companies	5,752	5,752	23,157	84,840
Damage claim expense	46,296	112,134	46,296	112,134
Loss on impairment of properties foreclosed	715,579	510,681	706,515	498,740
Gain on reversal of impairment of properties foreclosed	(10,017)	(4,541)	-	-
Loss on impairment of other assets	84,637	21,356	83,979	18,860
Accrued interest receivable and dividend (increase) decrease	(465,742)	1,067,006	(559,966)	985,480
Accrued receivable - other decrease	85,911	112,378	204,984	82,792
Accrued interest payable increase (decrease)	21,674	(698,233)	27,128	(736,056)
Accrued other expenses increase	2,676,386	968,676	2,679,360	929,179
Minority interest in net income of subsidiaries	46,373	42,291	-	-
Income from operations before changes in operating assets and liabilities	23,879,645	21,043,847	23,574,216	20,789,396

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	26,295,740	(24,320,911)	27,828,100	(15,044,526)
Securities purchased under resale agreements	13,650,000	41,934,000	13,630,000	42,094,000
Current investments - trading securities	(12,030,785)	1,928,119	(11,824,212)	1,928,090
Loans	(36,247,639)	(85,948,587)	(35,268,717)	(84,521,045)
Properties foreclosed	2,055,065	1,676,046	2,226,880	2,063,514
Other assets	2,704,279	3,143,937	2,985,302	1,801,369
Operating liabilities increase (decrease)				
Interbank and money market items	15,783,469	(2,644,152)	15,731,293	(9,078,082)
Negotiable certificates of deposit	218,424	25,924	237,398	(36,000)
Deposits	(16,807,304)	58,066,423	(18,652,608)	57,284,298
Liabilities payable on demand	42,831	(1,563,322)	291,166	(1,696,672)
Securities sold under repurchase agreements	2,000,000	-	2,000,000	-
Other liabilities	3,398,054	1,016,160	2,803,765	2,130,369
Net cash provided by operating activities	24,941,779	14,357,484	25,562,583	17,714,711
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(97,602,497)	(130,246,822)	(97,275,743)	(130,166,272)
Proceeds from disposal of available for sale securities	82,635,243	174,917,575	82,399,678	171,660,771
Purchase of held to maturity debt securities	(48,623,327)	(52,269,478)	(48,456,636)	(51,108,029)
Proceeds from redemption of held to maturity debt securities	55,033,920	25,093,796	54,430,348	23,943,642
Purchase of general investments	(1,278,974)	(230,079)	(1,278,974)	(230,079)
Proceeds from disposal of general investments	1,270,159	737,517	1,268,753	735,830
Purchase of investments in subsidiaries and associated companies	-	-	-	(321,896)
Proceeds from disposal of investments in subsidiaries and associated companies	2,075,992	9,966	2,076,148	1,677
Purchase of premises, equipment and leasehold	(1,210,207)	(990,005)	(1,178,702)	(932,331)
Proceeds from disposal of premises, equipment and leasehold	10,349	277,593	7,459	271,878
Net cash provided by (used in) investing activities	(7,689,342)	17,300,063	(8,007,669)	13,855,191

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issued of common stock and premium of common stock from minority interests	321,339	-	-	-
Cash paid for subordinated bonds extinguishment	(1,088,810)	(2,530,000)	(1,088,810)	(2,530,000)
Cash paid for redemption prior to the maturity of subordinated bonds	-	(7,111,500)	-	(7,111,500)
Cash paid for subordinated convertible bonds extinguishment	(4,388,500)	(9,767,990)	(4,388,500)	(9,767,990)
Cash paid for subordinated debentures cum preferred shares	(13,164,183)	-	(13,164,183)	-
Cash paid for redemption prior to the maturity of subordinated debentures cum preferred shares	-	(21,332,366)	-	(21,332,366)
Dividend paid	(3,340,245)	-	(3,340,245)	-
Dividend paid for minority interest	(14,895)	(46,913)	-	-
Net cash used in financing activities	(21,675,294)	(40,788,769)	(21,981,738)	(40,741,856)
Effect on cash due to changes in the exchange rates	(2,992)	66,600	(8,588)	58,105
Net decrease in cash	(4,425,849)	(9,064,622)	(4,435,412)	(9,113,849)
Cash as at January 1,	30,553,309	28,379,323	30,455,876	28,239,949
Cash as at September 30,	26,127,460	19,314,701	26,020,464	19,126,100

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at September 30, 2005, the Bank is carrying out the qualitative loan review in accordance with the Bank's annual loan review plan.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2005 and December 31, 2004, the Bank has met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited.

In September 2005, the Bank reduced the shareholding portion in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investments have been transferred to available-for-sale securities and general investments portfolio. Furthermore, the Bank will reduce the shareholding in the company according to the timeframe set by the Ministry of Finance.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2005 and December 31, 2004, the Bank has a total staff of 18,659 and 18,791, respectively.

2.1 The interim consolidated and the Bank's interim financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004.

The results of operations for the quarter and the nine-month period ended September 30, 2005 and 2004 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated statement of income for the nine-month period ended September 30, 2005, the consolidated balance sheet as at December 31, 2004 and the interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2004, included the accounts of all branches of the Bank and its seven subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The seven subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.*

The consolidated statement of income for the quarter ended September 30, 2005 and the consolidated balance sheet as at September 30, 2005, included result of operations of its six subsidiaries which are the above mentioned subsidiaries and excluded Bualuang Finance Company Limited due to the Bank having sold such investment in April 2005.

In addition, the interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2005 and 2004 as well as consolidated balance sheet as at December 31, 2004 also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2005 and consolidated balance sheet as at December 31, 2004, do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis and do not include the financial statements of Noble Place Company Limited in which the Bank had sold such investments during the year 2004. The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2004, do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets amounting to Baht 700.8 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 258.5 million in their respective December 31, 2003 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

---

* Formerly Bualuang Securities Co., Ltd.

2.3 The Bank's interim financial statements for the quarter and the nine-month period ended September 30, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unreviewed due to the Bank had sold such investments in April 2005, and for the financial statements of BBL Asset Management Company Limited which was unreviewed. The Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited. The Bank recognized interest in Bualuang Finance Company Limited indirectly through Asia Credit Public Company Limited and interest in Asia Credit Public Company Limited until end of September 2005 due to the Bank having sold investment in Asia Credit Public Company Limited in such month.

The Bank's financial statements for the year ended December 31, 2004 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies and the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

2.4 The Bank has reclassified the interbank and money market items for both assets and liabilities in balance sheet as at December 31, 2004, which are presented for comparison, to be more appropriate from previously presented.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at September 30, 2005 and December 31, 2004, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 67,430.5 million* and Baht 57,836.9 million,** respectively, in the consolidated financial statements and Baht 67,376.7 million* and Baht 57,701.6 million,*** respectively, in the Bank's financial statements (See Note 5.3.1).

As at September 30, 2005 and December 31, 2004, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 19,215.8 million and Baht 34,207.0 million, respectively, in the consolidated financial statements, and of Baht 18,983.3 million and Baht 33,964.7 million, respectively, in the Bank's financial statements (See Note 5.3.1).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

---

* Excluding allowance for doubtful account of interbank and money market items amounting to Baht 65.6 million.

** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 57.2 million.

*** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 57.0 million.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4.2 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

4.3 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement.

For the transactions occurred from January 1, 2005 onwards, all of the legal expense paid for the prosecution of defaulting debtors were recorded as legal expense in the period occurred and cash received from repayment of debtors were recorded as other income.

For the year ended December 31, 2004, the legal expense paid in advance were written off for the amount that was determined to be irrecoverable.

4.4 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, for the quarters and the nine-month periods ended September 30, 2005 and 2004, since the exercise price of the convertible bonds was higher than the average market value for each period of the ordinary shares, calculation of the diluted earnings per share is not affected.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

5.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30, 2005 and 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Interest	11,485.1	12,724.6	11,326.3	12,606.2
Income tax	418.8	408.2	262.7	240.8

5.1.2 Significant non-cash items are as follows :

5.1.2.1 For the nine-month period ended September 30, 2005, the Bank recorded an increase in unrealized gain on investment amounting to Baht 1,077.8 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 380.9 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

For the nine-month period ended September 30, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 3,299.5 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 581.7 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

5.1.2.2 For the nine-month period ended September 30, 2005, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 2,879.8 million, Baht 256.6 million and Baht 3,455.9 million, respectively.

For the nine-month period ended September 30, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 484.8 million and Baht 4,356.2 million, respectively.

5.1.2.3 For the nine-month period ended September 30, 2004, the Bank had revised up the non-negotiable promissory notes of Thai Asset Management Corporation (TAMC) balance amounting to Baht 26.9 million (See Note 5.3.3).

5.1.2.4 For the nine-month periods ended September 30, 2005 and 2004, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provided reserve for loss sharing from TAMC amounting to Baht 152.2 million and Baht 197.5 million, respectively.

5.1.2.5 For the nine-month periods ended September 30, 2005 and 2004, the Bank recognized the depreciation of building appraisal as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 682.2 million and Baht 504.8 million, respectively.

5.1.2.6 For the nine-month period ended September 30, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

5.1.2.7 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 5.7).

5.1.2.8 For the nine-month period ended September 30, 2004, as 2 companies held by the Bank had entered into a merger, the investments had been exchanged. The Bank, therefore, recorded the investment received from the exchange transaction at fair value on the exchange date. The Bank realized the difference between the fair value of the investment received and the book value of the investment given out as gain on sale of investment amounting to Baht 379.1 million.

5.1.2.9 On July 7, 2004, The Bank had converted preferred shares into ordinary shares at the par value of those shares and registered the conversion with the Ministry of Commerce amounting to Baht 2.1 million (See Note 5.5).

5.1.2.10 For the nine-month period ended September 30, 2004, the Bank has recorded certain investment in receivable to loan amounting to Baht 54.1 million due to the fact that the Bank had restructured the aforementioned debtor.

5.1.2.11 For the nine-month period ended September 30, 2005, the Bank had exercised its rights to convert investment in convertible bonds to investment in common shares amounting to Baht 284.4 million.

5.1.2.12 For the nine-month period ended September 30, 2005, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 34.0 million and transferred the unrealized increment from the appraisal of the above assets to retained earnings amounting to Baht 8.2 million.

5.1.2.13 From the 2005 land and premises reappraisal, the Bank has a revaluation increase on unrealized increment per land appraisal amounting to Baht 805.2 million; a revaluation increase to be recognized as income to the extent that it reverses a revaluation decrease previously recognized as an expense amounting to Baht 39.6 million; a revaluation decrease to be charged directly against any related revaluation surplus amounting to Baht 509.2 million; and a loss on revaluation amounting to Baht 248.3 million.

The Bank has a revaluation increase on unrealized increment per premises appraisal amounting to Baht 4,840.7 million; a revaluation increase to be recognized as income to the extent that it reverses a revaluation decrease previously recognized as an expense amounting to Baht 206.4 million; a revaluation decrease to be charged directly against any related revaluation surplus amounting to Baht 16.1 million; and a loss on revaluation amounting to Baht 23.1 million.

5.2 Investments

5.2.1 As at September 30, 2005 and December 31, 2004, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2005	**December 31, 2004**	**September 30, 2005**	**December 31, 2004**
Trading securities	12,313.8	272.9	12,107.7	272.9
Available-for-sale securities	204,693.6	188,245.5	203,977.1	187,817.7
Held-to-maturity debt securities	99,065.9	104,541.4	97,655.7	102,749.3
General investments	9,823.9	6,005.8	9,805.9	5,988.3
Investments in subsidiaries and associated companies (Note 5.2.2)	224.3	2,148.3	6,798.0	8,923.6
Total investments, net	326,121.5	301,213.9	330,344.4	305,751.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	12,317.2	2.0	(5.4)	12,313.8
Add (less) Revaluation allowance	(3.4)			-
Total	12,313.8			12,313.8
Available-for-sale securities	99,333.0	28.9	(426.9)	98,935.0
Add (less) Revaluation allowance	(398.0)			-
Total	98,935.0			98,935.0
Held-to-maturity debt securities	55,181.9	38.5	(153.9)	55,066.5
Less Allowance for impairment	-			-
Total	55,181.9			55,066.5
Total current investments, net	166,430.7			166,315.3
Long-term investments				
Available-for-sale securities	99,075.4	10,201.6	(3,518.4)	105,758.6
Add (less) Revaluation allowance	9,427.5			-
Less Allowance for impairment	(2,744.3)			-
Total	105,758.6			105,758.6
Held-to-maturity debt securities	43,884.0	184.6	(719.9)	43,348.7
Less Allowance for impairment	-			-
Total	43,884.0			43,348.7
General investments				
Regular equity securities	7,214.9			9,305.7
Equity securities received through debt restructuring	5,464.6			7,166.8
Total	12,679.5			16,472.5
Add (less) Allowance for transferred of investments	13.4			-
Less Allowance for impairment	(2,869.0)			-
Total	9,823.9			16,472.5
Total long-term investments, net	159,466.5			165,579.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	273.2	0.1	(0.4)	272.9
Add (less) Revaluation allowance	(0.3)			-
Total	272.9			272.9
Available-for-sale securities	76,844.6	122.6	(271.7)	76,695.5
Add (less) Revaluation allowance	(149.1)			-
Total	76,695.5			76,695.5
Held-to-maturity debt securities	58,331.1	168.0	(94.3)	58,404.8
Less Allowance for impairment	-			-
Total	58,331.1			58,404.8
Total current investments, net	135,299.5			135,373.2
Long-term investments				
Available-for-sale securities*	104,725.1	9,028.3	(2,203.4)	111,550.0
Add (less) Revaluation allowance	7,725.9			-
Less Allowance for impairment	(901.0)			-
Total	111,550.0			111,550.0
Held-to-maturity debt securities	46,210.3	513.8	(488.2)	46,235.9
Less Allowance for impairment	-			-
Total	46,210.3			46,235.9
General investments				
Regular equity securities	6,300.2			7,752.0
Equity securities received through debt restructuring	2,601.0			2,744.9
Total	8,901.2			10,496.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,895.5)			-
Total	6,005.8			10,496.9
Total long-term investments, net	163,766.1			168,282.8

* Refer to page 13 for more explanation.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	12,110.6	2.0	(4.9)	12,107.7
Add (less) Revaluation allowance	(2.9)			-
Total	12,107.7			12,107.7
Available-for-sale securities	99,191.6	27.1	(426.9)	98,791.8
Add (less) Revaluation allowance	(399.8)			-
Total	98,791.8			98,791.8
Held-to-maturity debt securities	55,043.0	38.1	(153.9)	54,927.2
Less Allowance for impairment	-			-
Total	55,043.0			54,927.2
Total current investments, net	165,942.5			165,826.7
Long-term investments				
Available-for-sale securities	98,507.3	10,196.0	(3,518.0)	105,185.3
Add (less) Revaluation allowance	9,422.3			-
Less Allowance for impairment	(2,744.3)			-
Total	105,185.3			105,185.3
Held-to-maturity debt securities	42,612.7	165.6	(719.9)	42,058.4
Less Allowance for impairment	-			-
Total	42,612.7			42,058.4
General investments				
Regular equity securities	7,190.7			9,242.7
Equity securities received through debt restructuring	5,464.6			7,166.8
Total	12,655.3			16,409.5
Add (less) Allowance for transferred of investments	13.4			-
Less Allowance for impairment	(2,862.8)			-
Total	9,805.9			16,409.5
Total long-term investments, net	157,603.9			163,653.2

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	273.2	0.1	(0.4)	272.9
Add (less) Revaluation allowance	(0.3)			-
Total	272.9			272.9
Available-for-sale securities	76,738.8	122.6	(271.6)	76,589.8
Add (less) Revaluation allowance	(149.0)			-
Total	76,589.8			76,589.8
Held-to-maturity debt securities	57,822.8	165.5	(94.3)	57,894.0
Less Allowance for impairment	-			-
Total	57,822.8			57,894.0
Total current investments, net	134,685.5			134,756.7
Long-term investments				
Available-for-sale securities*	104,427.5	9,003.6	(2,203.2)	111,227.9
Add (less) Revaluation allowance	7,701.4			-
Less Allowance for impairment	(901.0)			-
Total	111,227.9			111,227.9
Held-to-maturity debt securities	44,926.5	482.2	(488.2)	44,920.5
Less Allowance for impairment	-			-
Total	44,926.5			44,920.5
General investments				
Regular equity securities	6,275.4			7,694.6
Equity securities received through debt restructuring	2,601.0			2,744.9
Total	8,876.4			10,439.5
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,888.2)			-
Total	5,988.3			10,439.5
Total long-term investments, net	162,142.7			166,587.9

* Refer to page 13 for more explanation.

Investments classified in accordance with the notification of the BOT as at September 30, 2005 and December 31, 2004 are presented in Note 5.3.4.

As at September 30, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd.* and Tri Eagles Co., Ltd.

As at December 31, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

For the quarter and the nine-month period ended September 30, 2005, the Bank had set allowance for impairment of investment amounting to Baht 1,253.5 million and Baht 2,090.5 million, respectively.

For the quarter and the nine-month period ended September 30, 2004, the Bank had set allowance for impairment of investment amounting to Baht 958.9 million and Baht 2,302.2 million, respectively.

As at September 30, 2005 and December 31, 2004, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 21,257.4 million and Baht 23,083.4 million, respectively (See Note 5.3.3).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

---

* Formerly Tuntex Petrochemical (Thailand) Public Co., Ltd.

5.2.2 As at September 30, 2005 and December 31, 2004, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	48.2	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	176.1	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
PCC Capital Co., Ltd.**	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co., Ltd.***	Service	Ordinary share	4.0	30.00%	-	-	-
Thai Digital ID Co., Ltd.***	Service	Ordinary share	50.0	30.00%	-	-	-
Total					72.9	224.3	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	224.3	

* Net of investment diminution

** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

*** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

Million Baht

Company	Type of Business	Securities Type	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	40.3	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	160.5	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,715.5**	-
Asia Credit Securities Co., Ltd.***	Securities	Ordinary share	500.0	27.49%	-	-	-
PCC Capital Co., Ltd.****	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co., Ltd.*****	Service	Ordinary share	4.0	30.00%	-	-	-
Thai Digital ID Co., Ltd.*****	Service	Ordinary share	50.0	30.00%	-	-	-
Total					2,518.9	2,916.3	
Less Allowance for impairment					-	(768.0)	
Investments in associated companies, net					2,518.9	2,148.3	

* Net of investment diminution

** Net of goodwill amortization

*** Because associated company of the Bank through indirect shareholding in Asia Credit Public Co., Ltd.

**** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

***** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
			THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2005				
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	715.8	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,535.3	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,614.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	57.6	6.2
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	651.0	11.2
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	48.2	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	176.1	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
PCC Capital Co., Ltd. **	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co., Ltd. ***	Service	Ordinary share	4.0	30.00%	-	-	-
Thai Digital ID Co., Ltd. ***	Service	Ordinary share	50.0	30.00%	-	-	-
Total					5,979.5	6,798.0	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	6,798.0	

* Net of investment diminution

** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

*** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
		THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004					
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	670.3	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,245.3	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,627.0	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	889.9	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	58.2	6.7
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	264.0	61.29%	325.4	284.6	104.7
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	40.3	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	160.5	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0 **	2,715.5 **	-
Asia Credit Securities Co., Ltd. ***	Securities	Ordinary share	500.0	27.49%	-	-	-
PCC Capital Co., Ltd. ****	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co., Ltd. *****	Service	Ordinary share	4.0	30.00%	-	-	-
Thai Digital ID Co., Ltd. *****	Service	Ordinary share	50.0	30.00%	-	-	-
Total					8,857.3	9,691.6	
Less Allowance for impairment					-	(768.0)	
Investments in subsidiaries and associated companies, net					8,857.3	8,923.6	

As at September 30, 2005 and December 31, 2004, the Bank had investments in companies which represent more than 10% of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

* Net of investment diminution

** Net of goodwill amortization

*** Because associated company of the Bank through indirect shareholding in Asia Credit Public Co., Ltd.

**** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

***** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
				Million Baht
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Agriculture and mining	-	-	-	-
Manufacturing and commercial	5,057.7	935.9	5,057.7	935.9
Real estate and construction	218.7	205.1	218.7	205.1
Utilities and services	5,900.9	3,530.2*	5,900.9	3,530.2*
Others	1,995.8	395.5	1,995.8	395.5
Total	13,173.1	5,066.7*	13,173.1	5,066.7*

As at September 30, 2005, the Bank had investments in 28 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2004, the Bank had investments in 27 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at September 30, 2005, the Bank had investments in 14 listed companies that are under SET delisting criteria amounting to Baht 209.7 million with the fair value of Baht 98.6 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

As at December 31, 2004, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 167.6 million with the fair value of Baht 56.5 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

In the fourth quarter of 2004, the rehabilitation plan of a debtor of the Bank had been affirmed by the Central Bankruptcy Court. The plan calls for the repayment of debt to creditors by various methods, including the issuance of new share capital by the debtor, to be sold together with its shares previously received by creditors through troubled debt restructuring, the proceeds of which are to be used as a repayment to creditors or alternatively a repayment by debt to equity conversion, whichever is applicable. Such transaction has led to an impairment of the investment in the debtor's company held by the Bank. The Bank has thus written off its investment in such company against the allowance for doubtful accounts previously recorded for such debtor amounting to Baht 3,224.0 million.

* The Bank has corrected the number from previously disclosed.

5.3 Loans and accrued interest receivable

As at September 30, 2005 and December 31, 2004, the Bank had impaired loans amounting to Baht 157,376.3 million and Baht 158,675.7 million, respectively.

5.3.1 As at September 30, 2005 and December 31, 2004, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	754,450.0	347,846.5	1	3,478.5
Special mentioned	34,018.0	12,169.9	2	243.4
Substandard	19,985.7	7,220.9	20	1,444.2
Doubtful	55,039.7	32,290.7	50	16,145.4
Doubtful of loss	82,588.2	43,900.7	100	46,119.0
Total	946,081.6	443,428.7		67,430.5
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				19,215.8
Total				86,646.3*

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	751,361.3	388,106.7	1	3,882.1
Special mentioned	25,202.7	7,840.8	2	159.6
Substandard	19,864.6	6,395.6	20	1,279.3
Doubtful	53,971.7	27,506.9	50	13,753.4
Doubtful of loss	85,255.5	36,337.4	100	38,762.5
Total	935,655.8	466,187.4		57,836.9
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				34,207.0
Total				92,043.9**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 21.4 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million

Million Baht

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	756,474.0	351,816.4	1	3,518.2
Special mentioned	34,007.3	12,161.5	2	243.2
Substandard	19,947.0	7,182.2	20	1,436.4
Doubtful	55,035.3	32,286.3	50	16,143.2
Doubtful of loss	82,422.4	43,817.3	100	46,035.7
Total	947,886.0	447,263.7		67,376.7
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				18,983.3
Total				86,360.0*

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	750,397.1	392,006.1	1	3,920.0
Special mentioned	25,050.8	7,812.8	2	156.3
Substandard	19,788.7	6,390.8	20	1,278.2
Doubtful	53,940.8	27,504.7	50	13,752.4
Doubtful of loss	84,965.1	36,169.6	100	38,594.7
Total	934,142.5	469,884.0		57,701.6
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				33,964.7
Total				91,666.3**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 21.4 million

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million

As at September 30, 2005 and December 31, 2004, amount of unearned discounts are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
				Million Baht
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Unearned discounts	252.8	229.1	221.2	206.9

5.3.2 As at September 30, 2005 and December 31, 2004, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.3	27.2	27.2
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	26,602.3	8,104.6	9,212.9	9,212.9
Total	20	26,629.8	8,104.9	9,240.1	9,240.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	35.6	-	35.6	35.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	13	22,002.5	3,597.6	8,923.4	8,923.4
Total	16	22,038.1	3,597.6	8,959.0	8,959.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.3	27.2	27.2
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	26,602.3	8,104.6	9,212.9	9,212.9
Total	20	26,629.8	8,104.9	9,240.1	9,240.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	35.6	-	35.6	35.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	13	22,002.5	3,597.6	8,923.4	8,923.4
Total	16	22,038.1	3,597.6	8,959.0	8,959.0

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2005 in the amount of Baht 25,423.9 million, and for the nine-month period ended September 30, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 5.2.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2004 in the amount of Baht 25,423.9 million, and for the year ended December 31, 2004, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 5.2.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2004 in the amount of Baht 25,422.6 million, and for the nine-month period ended September 30, 2004, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 26.9 million.

As at September 30, 2005 and December 31, 2004, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 21,257.4 million and Baht 23,083.4 million, respectively (See Note 5.2.1).

For the nine-month period ended September 30, 2005, for the year ended December 31, 2004 and for the nine-month period ended September 30, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounting to Baht 1,826.0 million, Baht 2,340.5 million and Baht 778.5 million, respectively (See Note 5.2.1).

5.3.4 As at September 30, 2005 and December 31, 2004, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2005				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	754,450.0	-	-	-	754,450.0
Special mentioned	34,018.0	-	-	4.7	34,022.7
Substandard	19,985.7	-	-	-	19,985.7
Doubtful	55,039.7	-	-	1.2	55,040.9
Doubtful of loss	82,588.2	6,625.6	2,556.6	728.0	92,498.4
Loss	-	-	-	-	-
Total	946,081.6	6,625.6	2,556.6	733.9	955,997.7

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	751,361.3	-	-	0.0	751,361.3
Special mentioned	25,202.7	-	-	4.6	25,207.3
Substandard	19,864.6	-	-	0.0	19,864.6
Doubtful	53,971.7	-	-	17.5	53,989.2
Doubtful of loss	85,255.5	5,699.9	2,008.7	651.3	93,615.4
Loss	-	-	-	-	-
Total	935,655.8	5,699.9	2,008.7	673.4	944,037.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2005				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	756,474.0	-	-	-	756,474.0
Special mentioned	34,007.3	-	-	4.7	34,012.0
Substandard	19,947.0	-	-	-	19,947.0
Doubtful	55,035.3	-	-	1.2	55,036.5
Doubtful of loss	82,422.4	6,602.9	2,096.8	728.0	91,850.1
Loss	-	-	-	-	-
Total	947,886.0	6,602.9	2,096.8	733.9	957,319.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	750,397.1	-	-	-	750,397.1
Special mentioned	25,050.8	-	-	4.3	25,055.1
Substandard	19,788.7	-	-	-	19,788.7
Doubtful	53,940.8	-	-	17.1	53,957.9
Doubtful of loss	84,965.1	5,677.1	1,537.8	648.6	92,828.6
Loss	-	-	-	-	-
Total	934,142.5	5,677.1	1,537.8	670.0	942,027.4

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters and the nine-month periods ended September 30, 2005 and 2004, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2005			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	121	922.7	Land, building	921.7
Debt-equity conversion	1	33.5	Share capital	33.5
Debt restructuring in various forms	6,278	14,862.3		
Total	6,400	15,818.5		

The weighted average tenure of the above mentioned restructuring was 3.7 years; and the total debt outstanding after debt restructuring was Baht 15,720.6 million.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2004			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	96	941.4	Land, building	916.3
Debt-equity conversion	3	52.5	Share capital	52.5
Debt restructuring in various forms	6,676	7,942.2		
Total	6,775	8,936.1		

The weighted average tenure of the above mentioned restructuring was 4.2 years; and the total debt outstanding after debt restructuring was Baht 8,935.4 million.

Million Baht

Restructuring Method	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005			
	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	381	2,214.0	Land, building, condominium, share capital	2,236.0
Debt-equity conversion	1	33.5	Share capital	33.5
Debt restructuring in various forms	17,311	51,176.2		
Total	17,693	53,423.7		

The weighted average tenure of the above mentioned restructuring was 4.3 years; and the total debt outstanding after debt restructuring was Baht 53,279.3 million.

Million Baht

Restructuring Method	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004			
	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	341	4,282.2	Land, building	3,875.6
Debt-equity conversion	6	602.6	Share capital	355.7
Debt restructuring in various forms	20,394	35,485.2		
Total	20,741	40,370.0		

The weighted average tenure of the above mentioned restructuring was 4.5 years; and the total debt outstanding after debt restructuring was Baht 40,309.2 million.

For the quarter and the nine-month period ended September 30, 2005, the Bank recognized interest income from restructured debts amounting to Baht 1,890.3 million and Baht 5,916.1 million, respectively.

For the quarter and the nine-month period ended September 30, 2004, the Bank recognized interest income from restructured debts amounting to Baht 2,742.5 million and Baht 7,211.9 million, respectively.

As at September 30, 2005 and December 31, 2004, the Bank had balance of loan to restructured debtors amounting to Baht 193,578.2 million and Baht 193,837.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters and the nine-month periods ended September 30, 2005 and 2004 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at September 30, 2005 and December 31, 2004, as follows :

Million Baht

	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	29,397.8	29,397.8	13,165.5	29,116.3	42,281.8
Less Master Investments Agreement	-	-	-	(13,165.5)	-	(13,165.5)
Subordinated convertible bonds	-	-	-	4,388.5	-	4,388.5
Less Discount on borrowings	-	(7,817.9)	(7,817.9)	-	(8,239.9)	(8,239.9)
Total	-	21,579.9	21,579.9	4,388.5	20,876.4	25,264.9

5.4.2 Classified by types of securities, currency, maturity and interest rate as at September 30, 2005 and December 31, 2004, as follows :

Million Baht

	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				September 30, 2005	December 31, 2004
Short-term borrowings					
Unsecured subordinated notes	USD	2005	7.25%	-	1,088.8
Total short-term borrowings				-	1,088.8
Long-term borrowings					
Unsecured subordinated notes	USD	2007 - 2029	8.25% - 9.025%	29,397.8	28,027.5
	THB	Perpetual	0.67%*	-	13,165.5
Less Master Investment Agreement				-	(13,165.5)
Subordinated convertible bonds	THB	Perpetual	Floating interest rate**	-	4,388.5
Less Discount on borrowings				(7,817.9)	(8,239.9)
Total long-term borrowings				21,579.9	24,176.1
Total				21,579.9	25,264.9

* Interest will be paid only when has paid dividend on preferred share.

** Interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a.

5.5 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated perpetual bonds (Group 1 Subordinated Bonds) offering total value of Baht 34,500.0 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds (Group 2 Subordinated Bonds) offering total value of Baht 11,500.0 million. The bonds serially mature in 29 series.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million, comprising Preferred Shares and Group 1 Subordinated Debentures totaling Baht 13,165.5 million and Group 2 Subordinated Debentures totaling Baht 4,388.5 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. and when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.
- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.
- The Bank was granted the right to redeem Group 1 Securities and Group 2 securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as a liability. As at September 30, 2005 and December 31, 2004 the presentation of the First Group of Securities were as follows :

	Baht	
	September 30, 2005	**December 31, 2004**
Subordinated bonds cum preferred shares	-	13,164,183,450
Preferred shares	1,316,550	1,316,550
Total	1,316,550	13,165,500,000

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. On July 7, 2004,

the Bank had converted 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount.

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheet as at September 30, 2005 and December 31, 2004 would be as follows :

		Baht
	September 30, 2005	December 31, 2004
Preferred shares	1,316,550	1,316,550
Premium on preferred shares	-	13,164,183,450
Total	1,316,550	13,165,500,000

On July 29, 2005, the Board of Directors of the Bank has passed the resolutions to the effect that the remaining amount of CAPS amounting to Baht 17,554.0 million be redeemed under the conditions that the Bank must have already obtained an approval of the BOT and/or any relevant authorities.

On August 25, 2005, the Bank was approved by BOT for the redemption of all remaining amount of CAPS. On September 29, 2005, the Bank redeemed all of the remaining amount of CAPS amounting to Baht 17,554.0 million.

5.6 Share capital

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239,502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements consisting of :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements, remaining from ordinary shares offering at the end of 2003.

   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.

   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7, 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

On July 7, 2004, the Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,497,894 shares to 1,908,711,239 shares by converting 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount (See Note 5.5).

The reconciliation of weighted average number of share are as follows :

	FOR THE QUARTER ENDED SEPTEMBER 30, 2004					
	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,497,894	July 1, 2004	July 6, 2004	6	124,467,254
Class A preferred shares converted into ordinary shares	213,345	1,908,711,239	July 7, 2004	September 30, 2004	86	1,784,230,071
Total					92	1,908,697,325

	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004					
	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,497,894	January 1, 2004	July 6, 2004	188	1,309,480,307
Class A preferred shares converted into ordinary shares	213,345	1,908,711,239	July 7, 2004	September 30, 2004	86	599,084,549
Total					274	1,908,564,856

5.7 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587.3 million, effective as from January 1, 2004.

5.8 The appropriation of the profit and the dividends payment

On October 20, 2004, the meeting of the Board of Directors of the Bank No. 7/2547 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2004 at the rate of Baht 0.75 per share on November 19, 2004.

- The dividends on the Class A preferred shares (totaling 131,655 shares with an issued price of Baht 100,000.00 each) shall be paid at the amount being equal to the interest payment on the Group 1 Subordinated Bonds for period 1 of 2004 amounting to Baht 21,750,127.40 and the additional dividends shall be paid at the rate of Baht 1.00 per share amounting to Baht 131,655.00, being a total payment of Baht 21,881,782.40 (approximately at the rate of Baht 166.21 per share) on November 19, 2004. And the interest payment on the Group 1 Subordinated Bonds for period 2 of 2004 shall be paid at the amount of Baht 44,466,927.12 on January 1, 2005, according to the terms and conditions of the Capital Augmented Preferred Securities (CAPS).

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,453.4 million on November 19, 2004.

On April 12, 2005, the meeting of the ordinary shareholders No. 12 have adopted the following resolutions :

- The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

  In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

- The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July - December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

- The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.7 million on May 12, 2005.

On August 23, 2005, the meeting of the Board of Directors of the Bank No. 7/2548 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2005 at the rate of Baht 0.75 per share on September 23, 2005.
- The appropriation of the profit for the operating result of January - June 2005 as a legal reserve in the total amount of Baht 4,000.0 million and other reserves in the total amount of Baht 6,500.0 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,431.5 million on September 23, 2005.

5.9 Commitments

As at September 30, 2005 and December 31, 2004, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2005			**December 31, 2004**		
	Baht	**Foreign Currencies**	**Total**	**Baht**	**Foreign Currencies**	**Total**
Avals to bills	2,993.5	1,538.2	4,531.7	2,532.3	1,417.5	3,949.8
Guarantees of loans	285.9	7,000.6	7,286.5	293.6	8,740.2	9,033.8
Other guarantees	64,228.5	11,543.1	75,771.6	56,541.7	12,971.2	69,512.9
Liability under unmatured import bills	911.1	9,996.5	10,907.6	942.7	10,525.3	11,468.0
Letters of credit	1,406.9	26,457.7	27,864.6	1,082.7	28,712.7	29,795.4
Forward foreign exchange contracts						
Bought	13,487.5	184,448.4	197,935.9	8,100.9	137,090.3	145,191.2
Sold	12,161.6	239,910.9	252,072.5	10,054.4	226,999.2	237,053.6
Currency swaps						
Bought	-	2,050.3	2,050.3	-	1,954.8	1,954.8
Sold	-	-	-	-	-	-
Interest rate swaps						
Bought	-	194.2	194.2	-	6,624.3	6,624.3
Sold	-	194.2	194.2	-	6,624.3	6,624.3
Amount of unused bank overdraft	121,493.6	3,054.8	124,548.4	117,423.7	2,888.8	120,312.5
Others	2,205.0	8,179.9	10,384.9	433.0	223.3	656.3
Total	219,173.6	494,568.8	713,742.4	197,405.0	444,771.9	642,176.9

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2005			December 31, 2004		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,993.5	1,538.2	4,531.7	2,527.5	1,417.5	3,945.0
Guarantees of loans	279.4	6,975.6	7,255.0	293.6	8,740.2	9,033.8
Other guarantees	64,228.5	10,941.3	75,169.8	56,490.7	12,349.9	68,840.6
Liability under unmatured import bills	911.1	9,858.4	10,769.5	942.7	10,381.4	11,324.1
Letters of credit	1,387.0	26,214.8	27,601.8	1,062.5	28,369.5	29,432.0
Forward foreign exchange contracts						
Bought	13,487.5	183,841.5	197,329.0	8,100.9	137,038.0	145,138.9
Sold	12,161.6	239,293.9	251,455.5	10,054.4	226,879.1	236,933.5
Currency swaps						
Bought	-	2,050.3	2,050.3	-	1,954.8	1,954.8
Sold	-	-	-	-	-	-
Interest rate swaps						
Bought	-	194.2	194.2	-	6,624.3	6,624.3
Sold	-	194.2	194.2	-	6,624.3	6,624.3
Amount of unused bank overdraft	121,493.6	2,056.0	123,549.6	117,423.7	2,019.4	119,443.1
Others	2,205.0	8,179.9	10,384.9	433.0	223.3	656.3
Total	219,147.2	491,338.3	710,485.5	197,329.0	442,621.7	639,950.7

5.10 Litigation

As at September 30, 2005 and December 31, 2004, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.11 Related party transactions

As at September 30, 2005 and December 31, 2004, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher, the close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at September 30, 2005 and December 31, 2004, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	SEPTEMBER 30, 2005		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	57,369.0	57,369.0	February 28, 2005 - December 30, 2020
Average month end balance	58,529.9	58,529.9	
Commitments			
Ending balance	3,716.7	3,716.7	September 15, 2005 - May 12, 2018
Average month end balance	4,316.1	4,316.1	
Other related parties			
Loans			
Ending balance	24,133.6	33,396.6	October 30, 1999 - November 27, 2023
Average month end balance	23,332.6	32,428.9	
Commitments			
Ending balance	1,233.4	1,234.9	September 29, 2005 - September 12, 2010
Average month end balance	1,389.8	1,391.8	

Million Baht

	DECEMBER 31, 2004		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	65,259.8	65,259.8	April 11, 1997 - December 30, 2020
Average month end balance	70,962.1	70,962.1	
Commitments			
Ending balance	4,276.5	4,276.5	February 1, 2004 - May 12, 2018
Average month end balance	4,443.8	4,443.8	
Other related parties			
Loans			
Ending balance	13,161.3	22,274.2	November 4, 1993 - November 27, 2023
Average month end balance	16,301.3	22,361.5	
Commitments			
Ending balance	1,945.9	1,953.3	December 31, 2004 - September 30, 2009
Average month end balance	2,116.1	2,125.3	

For the nine-month period ended September 30, 2005, the Bank charged interests between 0.75% to 14.5% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 9.75%, on money market loans were between 3.155% to 4.95%, on default loans at 14.5% and on other loans between 2.05% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2004, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.78% to 3.5%, on default loans at 14.0% and on other loans between 1.25% to 8.25%. Determination of interest rates was dependent on the type of loans and collateral.

As at September 30, 2005 and December 31, 2004, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 15,888.0 million and Baht 13,918.7 million, respectively.

The Bank follows the BOT's guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at September 30, 2005 and December 31, 2004 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at September 30, 2005 and December 31, 2004 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Subsidiary company				
Sinnsuptawee Asset Management Co., Ltd.	-	-	9,262.9	9,112.9
Associated companies				
BSL Leasing Co., Ltd.	1,864.0	1,516.0	1,864.0	1,516.0
Thai Filament Finishing Co., Ltd.	159.2	158.8	159.2	158.8
Thai Polymer Textile Co., Ltd.	1,560.7	1,545.8	1,560.7	1,545.8
Thai Taffeta Textile Co., Ltd.	92.3	143.1	92.3	143.1

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Subsidiary companies				
Bangkok Bank Berhad	-	-	-	5.8
Bualuang Securities Public Co., Ltd.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
Asia Credit Public Co., Ltd.*	-	0.5	-	0.5
BSL Leasing Co., Ltd.	-	19.8	-	19.8
Thai Filament Finishing Co., Ltd.	9.8	9.8	9.8	9.8
Thai Polymer Textile Co., Ltd.	10.1	11.4	10.1	11.4
Thai Taffeta Textile Co., Ltd.	6.4	7.3	6.4	7.3

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at September 30, 2005 and December 31, 2004 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Bangkok Central Leasing Co., Ltd.	624.0	1,002.0	624.0	1,002.0
Thana Thep Printing Co., Ltd.	4.6	-	4.6	-
Toyota Leasing (Thailand) Co., Ltd.	6,149.0	1,650.0	6,149.0	1,650.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Asia Credit Public Co., Ltd.*	0.6	-	0.6	-
Asia Cement Public Co., Ltd.	404.8	404.0	404.8	404.0
Asia Lamp Industry Co., Ltd.	1.0	1.0	1.0	1.0
Bangkok Central Leasing Co., Ltd.	175.3	189.6	175.3	189.6
Thana Thep Printing Co., Ltd.	1.8	1.2	1.8	1.2
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

* As at September 30, 2005, Asia Credit Public Co., Ltd. became other related company (See Note 1.2).

As at September 30, 2005 and December 31, 2004, the Bank had deposits from related parties as follows :

	Million Baht	
	September 30, 2005	December 31, 2004
Subsidiaries		
BBL (Cayman) Limited	0.0	3.8
Bangkok Bank Berhad	30.8	66.8
Sinnsuptawee Asset Management Co., Ltd.	89.0	362.8
Bualuang Finance Co., Ltd.*	-	43.0
BBL Asset Management Co., Ltd.	9.7	7.5
Bualuang Securities Public Co., Ltd.	31.9	44.6
Associated companies		
BSL Leasing Co., Ltd.	17.6	13.8
Processing Center Co., Ltd.	30.4	127.2
Asia Credit Public Co., Ltd.*	-	9.7
Thai Filament Finishing Co., Ltd.	-	0.2
Thai Polymer Textile Co., Ltd.	-	0.3
Thai Taffeta Textile Co., Ltd.	-	0.0
WTA (Thailand) Co., Ltd.	0.0	0.0
Related restructured debtors	1,872.4	2,091.5
Other related parties	3,075.5	4,773.3

* As at September 30, 2005, Bualuang Finance Co., Ltd., and Asia Credit Public Co., Ltd. became other related companies (See Note 1.2).

As at September 30, 2005 and December 31, 2004, the Bank had placement with, loans to, commitments to, deposits from, borrowings from and other liabilities with related parties, changing are summarized as follows :

	September 30, 2005	December 31, 2004	Million Baht Change
PLACEMENT			
Subsidiaries	53.9	-	53.9
LOANS			
Subsidiaries	9,262.9	9,112.9	150.0
Associated companies	3,676.6	3,363.7	312.9
Related restructured debtors*	55,556.4	63,412.1	(7,855.7)
Other related parties*	22,269.7	11,645.3	10,624.4
Total	90,765.6	87,534.0	3,231.6
COMMITMENTS			
Subsidiaries	1.5	7.3	(5.8)
Associated companies**	26.3	48.8	(22.5)
Related restructured debtors*	3,690.4	4,248.1	(557.7)
Other related parties*	1,233.4	1,925.6	(692.2)
Total	4,951.6	6,229.8	(1,278.2)
DEPOSITS			
Subsidiaries***	161.3	528.5	(367.2)
Associated companies**	48.0	151.2	(103.2)
Related restructured debtors*	1,872.5	2,091.5	(219.0)
Other related parties*	3,075.5	4,773.3	(1,697.8)
Total	5,157.3	7,544.5	(2,387.2)
BORROWING			
Subsidiaries	96.5	-	96.5
OTHER LIABILITIES			
Subsidiaries****	3,336.9	3,323.0	13.9

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

** As at September 30, 2005, Asia Credit Public Co., Ltd. became other related company (See Note 1.2).

*** As at September 30, 2005, Bualuang Finance Co., Ltd. became other related company (See Note 1.2).

**** As at September 30, 2005 and December 31, 2004, the Bank had other liabilities with Sinnsuptawee Asset Management Co, Ltd. amounting to Baht 3,323.0 million (See Note 5.2).

As at September 30, 2005 and December 31, 2004, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Subsidiaries				
Accrued interest receivable	-	-	0.7	-
Accrued interest payable	-	-	0.0	0.0
Associated companies				
Accrued interest receivable	7.5	4.1	7.5	4.1
Accrued interest payable	0.0	0.0	0.0	0.0
Other related parties				
Accrued interest receivable	96.3	64.1	96.3	64.1
Accrued interest payable	2.1	3.4	2.1	3.4

For the quarters and the nine-month periods ended September 30, 2005 and 2004, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Subsidiaries				
Interest and discount received	-	-	68.7	20.3
Fees and service income	-	-	19.6	14.6
Other income	-	-	0.1	0.5
Dividend income	-	-	3.0	2.5
Interest paid	-	-	1.6	0.2
Other expenses	-	-	1.9	-
Associated companies				
Interest and discount received	25.5	0.4	25.5	0.4
Fees and service income	0.0	0.2	0.0	0.2
Other income	0.0	0.0	0.0	0.0
Interest paid	0.0	0.2	0.0	0.2
Other expenses	20.0	17.0	20.0	17.0
Other related parties				
Interest and discount received	709.7	518.5	709.7	518.5
Fees and service income	7.0	16.0	7.0	16.0
Interest paid	2.0	10.4	2.0	10.4
Other expenses	116.6	68.3	116.6	68.3

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	FOR THE NINE-MONTH PERIODS ENDED		FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Subsidiaries				
Interest and discount received	-	-	80.6	198.2
Fees and service income	-	-	51.3	39.2
Other income	-	-	1.0	1.3
Dividend income	-	-	17.4	79.1
Interest paid	-	-	2.5	15.1
Other expenses	-	-	7.5	0.0
Associated companies				
Interest and discount received	30.2	32.0	30.2	32.0
Fees and service income	0.1	1.0	0.1	1.0
Other income	0.0	0.0	0.0	0.0
Dividend income	5.8	5.8	5.8	5.8
Interest paid	0.2	0.6	0.2	0.6
Other expenses	57.0	52.0	57.0	52.0
Other related parties				
Interest and discount received	1,980.9	2,268.2	1,980.9	2,268.2
Fees and service income	38.5	39.0	38.5	39.0
Interest paid	11.7	29.7	11.7	29.7
Other expenses	410.3	210.1	410.3	210.1

For the quarter and the nine-month period ended September 30, 2005, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 250.0 million for Baht 250.0 million, which were its fair value.

For the year ended December 31, 2004, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 493.1 million for Baht 471.5 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.6 million, there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
"UNAUDITED - REVIEWED"

		Million Baht
	2005	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(13.0)	(72.8)
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	0.4	0.6
Loss on impairment of properties foreclosed	9.1	11.9
Loss from operations before changes in operating assets and liabilities	(3.5)	(60.3)
Operating assets (increase) decrease		
Deposit at financial institution	(120.0)	-
Properties foreclosed	(192.9)	(366.9)
Accrued interest receivable	(1.1)	3.1
Prepaid expenses	0.1	(0.8)
Advance payment for properties foreclosed	-	(0.0)
Accounts receivable	0.2	10.0
Deposits	0.1	(0.7)
Advance payment	(0.0)	(0.0)
Income tax recoverable	(15.0)	(1.8)
Operating liabilities increase (decrease)		
Accrued expenses	(5.2)	7.8
Deposit and rental deposit for properties foreclosed	0.3	2.2
Deferred rental income for properties foreclosed	-	(0.2)
Deposit for properties foreclosed rental	(6.4)	7.2
Other liabilities	(0.1)	0.0
Net cash used in operating activities	(343.5)	(400.4)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.0)	(0.8)
Net cash used in investing activities	(0.0)	(0.8)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from loan from the parent company	250.0	250.7
Cash paid for loan from the parent company	(100.0)	-
Net cash provided by financing activities	150.0	250.7
Net cash and cash equivalent item decrease	(193.5)	(150.5)
Cash and cash equivalent items as at January 1,	362.5	290.5
Cash and cash equivalent items as at September 30,	169.0	140.0

5.12 Income Tax

For the quarter and the nine-month period ended September 30, 2005, the consolidated financial statements presented income tax amounting to Baht 302.4 million and Baht 340.7 million, respectively.

For the quarter and the nine-month period ended September 30, 2004, the consolidated financial statements presented income tax amounting to Baht 23.8 million and Baht 114.8 million, respectively, which is the income tax of its subsidiaries.

For the quarter and the nine-month period ended September 30, 2005, the Bank's financial statements presented income tax amounting to Baht 284.7 million and Baht 284.7 million, respectively.

For the quarter and the nine-month period ended September 30, 2004, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.13 The results of operations by domestic and foreign operations

The results of operations for the quarters and the nine-month periods ended September 30 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,652.7	2,891.8	(1,396.9)	14,147.6
Interest expenses	(3,230.1)	(2,161.2)	1,396.9	(3,994.4)
Net interest income	9,422.6	730.6	-	10,153.2
Non-interest income	3,288.3	624.1	(38.5)	3,873.9
Non-interest expenses	(7,952.6)	(937.6)	-	(8,890.2)
Income before income tax	4,758.3	417.1	(38.5)	5,136.9

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,076.6	2,076.2	(1,047.5)	12,105.3
Interest expenses	(3,099.9)	(1,514.7)	1,047.5	(3,567.1)
Net interest income	7,976.7	561.5	-	8,538.2
Non-interest income	3,555.9	830.3	(50.7)	4,335.5
Non-interest expenses	(7,228.8)	(976.4)	0.5	(8,204.7)
Income before income tax	4,303.8	415.4	(50.2)	4,669.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,486.7	8,102.5	(4,056.9)	40,532.3
Interest expenses	(9,491.2)	(6,072.5)	4,056.9	(11,506.8)
Net interest income	26,995.5	2,030.0	-	29,025.5
Non-interest income	12,314.1	1,636.6	(137.4)	13,813.3
Non-interest expenses	(23,319.0)	(2,739.9)	0.1	(26,058.8)
Income before income tax	15,990.6	926.7	(137.3)	16,780.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,319.3	5,927.3	(3,007.2)	35,239.4
Interest expenses	(10,606.5)	(4,427.1)	3,007.2	(12,026.4)
Net interest income	21,712.8	1,500.2	-	23,213.0
Non-interest income	11,757.2	1,931.5	(136.9)	13,551.8
Non-interest expenses	(22,211.4)	(2,157.8)	6.7	(24,362.5)
Income before income tax	11,258.6	1,273.9	(130.2)	12,402.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	12,707.1	2,761.7	(1,395.6)	14,073.2
Interest expenses	(3,230.2)	(2,112.4)	1,395.6	(3,947.0)
Net interest income	9,476.9	649.3	-	10,126.2
Non-interest income	2,990.2	599.5	-	3,589.7
Non-interest expenses	(7,744.8)	(870.2)	-	(8,615.0)
Income before income tax	4,722.3	378.6	-	5,100.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,036.5	1,955.2	(1,047.3)	11,944.4
Interest expenses	(3,086.8)	(1,469.2)	1,047.3	(3,508.7)
Net interest income	7,949.7	486.0	-	8,435.7
Non-interest income	3,345.1	808.5	(0.5)	4,153.1
Non-interest expenses	(7,027.1)	(929.3)	0.5	(7,955.9)
Income before income tax	4,267.7	365.2	-	4,632.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,550.1	7,731.9	(4,052.9)	40,229.1
Interest expenses	(9,469.6)	(5,936.7)	4,052.9	(11,353.4)
Net interest income	27,080.5	1,795.2	-	28,875.7
Non-interest income	11,477.4	1,577.4	-	13,054.8
Non-interest expenses	(22,669.7)	(2,583.1)	-	(25,252.8)
Income before income tax	15,888.2	789.5	-	16,677.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,229.4	5,545.7	(2,872.2)	34,902.9
Interest expenses	(10,567.0)	(4,175.3)	2,872.2	(11,870.1)
Net interest income	21,662.4	1,370.4	-	23,032.8
Non-interest income	10,894.9	1,823.9	(6.7)	12,712.1
Non-interest expenses	(21,455.7)	(2,050.7)	6.7	(23,499.7)
Income before income tax	11,101.6	1,143.6	-	12,245.2

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is closed to the funding cost.

5.14 Capital fund

Capital fund as at September 30, 2005 and December 31, 2004 are as follows :

		Million Baht
	September 30, 2005	December 31, 2004
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	10,000.0	2,000.0
Other reserve	15,000.0	5,000.0
Retained earnings after appropriation	536.0	496.4
Others	-	13,164.2
	100,970.6	96,095.2
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,870.6
Unrealized increment per premises and condominiums appraisal	4,094.7	2,066.1
Provision for normal assets	3,583.7	3,977.0
Unrealized gain (net) on equity security revaluation-available-for-sale	3,478.1	3,501.6
Hybrid debt capital instruments	-	81.6
Long-term subordinated debt instruments		
Unsecured subordinated notes	13,656.0	14,291.0
	31,749.9	30,787.9
Total	132,720.5	126,883.1

As at December 31, 2004, the Bank had allocated legal reserve amounting to Baht 2,000.0 million in accordance with the Bank's Articles of Association.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at September 30, 2005 and December 31, 2004, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2005	December 31, 2004
Total capital	13.9	13.5
Tier 1 capital	10.6	10.2
Tier 2 capital	3.3	3.3

5.15 Events after the balance sheet date

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS. The Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,711,239 shares to 1,908,842,894 shares on October 7, 2005. (Note 5.5)

5.16 Approval of the financial statements

This financial statements are approved by the Audit Committee, and by the Board of Executive Directors on November 10, 2005.